Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD.

DEALING DISCLOSURE

Singapore, October 19, 2022: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or “Company” or “we” or “us” or “our”), a global provider of maritime transportation services predominantly in the drybulk sector, today made the following announcement.

1.	Introduction

The Board of Directors (“Board”) of Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (the “Company”) refers to the Joint Announcement by the Company, Taylor Maritime Investments Limited (LSE: TMI.L) (“TMI”) and Good Falkrik (MI) Limited (the “Offeror”) on 12 October 2022 in relation to the voluntary conditional cash offer by the Offeror to acquire all the issued ordinary shares in the capital of the Company (“Shares”) other than Shares held by the Offeror and Shares in treasury.

2.	Dealings by an Associate

Pursuant to Rule 12.1 of the Singapore Code on Take-overs and Mergers and based on information received by the Company on 18 October 2022 from PSG Asset Management Pty Ltd (“PSG”), an associate of the Company, the Company wishes to announce the following dealing in shares by PSG between 10 to 13 October 2022 (the “Dealing”):

Date of Dealing	Nature of Dealing	Number of Shares	Dealing Price (ZAR)	Consideration Received (ZAR)
10 to 13 October 2022	Sale	845,401	453.3107 average price per Share	383,229,319.09

Based on the above information received by the Company, after the Dealing reported above, PSG holds 928,542 Shares representing approximately 4.89 per cent. of the total Shares in issue1.

3.	Responsibility Statement

The directors of the Company (including those who may have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed herein are fair and accurate and that no material facts have been omitted from this announcement, the omission of which would make any statement in this announcement misleading, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted or reproduced from published or otherwise publicly available sources or obtained from PSG or the Offeror, the sole responsibility of the Directors has been to ensure, through reasonable enquiries, that such information is accurately extracted from such sources or, as the case may be, accurately reflected or reproduced herein.

BY ORDER OF THE BOARD

GRINDROD SHIPPING HOLDINGS LTD.

[1]	The percentage shareholding is computed based on a total of 18,996,673 Shares (excluding treasury Shares) as at 19 October 2022 and rounded to the nearest two decimal places.